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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                 Drilling, Inc.
                              --------------------
                                (Name of Issuer)

                          $.001 par value common stock
                         ------------------------------
                         (Title of Class of Securities)

                                   26205T 20 3
                                   -----------
                                 (CUSIP Number)

              Stephen Knute Gregg, Esq., Preston Gates & Ellis LLP,
              -----------------------------------------------------
          1900 Main Street, Suite 600, Irvine, CA 92614; (949) 253-0900
          -------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 25, 2004
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP NO. 26 205T 203


---  ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS

               Robert N. Shively
---  ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a): ___
                                                                        (b): ___
               N/A
---  ---------------------------------------------------------------------------
3    SEC USE ONLY


---  ---------------------------------------------------------------------------
4    SOURCE OF FUNDS

               PF
---  ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    : ___


---  ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
---  ---------------------------------------------------------------------------
      NUMBER OF           7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY             6,349,293 shares of the Company's outstanding
       OWNED BY               common stock
         EACH             --- --------------------------------------------------
      REPORTING           8   SHARED VOTING POWER
        PERSON
         WITH             --- --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                              6,349,293 shares of the Company's outstanding common stock
                          --- --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

------------------------- --- --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,349,293 shares of the Company's outstanding common stock
---  ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES : ___

---  ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               29.8% (1)
---  ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

               IN
---  ---------------------------------------------------------------------------

                                       2
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(1) On March 10, 2004, the Company (as defined in Item 1 below), Pivx Solutions,
LLC, a California limited liability company ("Pivx"), and the members of Pivx entered into that certain Securities Purchase Agreement and Plan of Reorganization (the "Agreement"), whereby the Company agreed to issue 1.55 shares of its common stock to each Pivx member for each Pivx membership interest transferred to the Company by such member (the "Reorganization"). The percentage is computed using a denominator of 21,291,502 shares of common stock outstanding, which is the total number of shares outstanding assuming the acquisition of all of the Pivx membership interests outstanding in subsequent closings of the Reorganization pursuant to terms of the Agreement.


                                       3
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ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this schedule applies is the $.001 par value common stock of Drilling, Inc., a Nevada Corporation (the "Company"). The Company's principal executive offices are located at 24 Corporate Plaza, Suite 180, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) and (f) This schedule is filed on behalf of Robert N. Shively, who serves as the Chairman of the Board, Chief Executive Officer, and President of the Company. Mr. Shively's business address is 24 Corporate Plaza, Suite 180, Newport Beach, California 92660. Mr. Shively is a citizen of the United States.

         (d) and (e) During the last five years, Mr. Shively has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Shively acquired 6,349,293 shares of common stock of the Company in consideration of his contribution of 4,096,318 membership interests of Pivx.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Shively acquired the securities as a means of effecting Reorganization pursuant to the terms of the Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Shively is the beneficial owner of 6,349,293 shares of common stock, which represents approximately 29.8% of the Company's issued and outstanding common stock.

         (b) Mr. Shively has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,349,293 shares of common stock of the Company.

         (c) Mr. Shively has not engaged in any transaction in the securities of the Company during the preceding 60 days other than those transactions disclosed herein.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Geoff Shively and Ian Shively, Mr. Shively's sons, own 4,278,000 and 465,000 shares of the Company's common stock respectively. Betty Shively, Mr. Shively's mother, owns 31,000 shares of the Company's common stock. Mr. Shively disclaims beneficial ownership of the shares owned by his sons and by his mother.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Securities Purchase Agreement and Plan of Reorganization dated March 10, 2004, by and among the Company, Pivx and the members of Pivx (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on or about April 9, 2004).

                                       4
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ITEM 8. SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 16, 2004                               /s/ Robert N. Shively
                                                     ---------------------------
                                                     ROBERT N. SHIVELY

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